UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 7)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

S1 Corporation
(Name of Subject Company)

S1 Corporation
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

78463B101
(CUSIP Number of Class of Securities)

Gregory D. Orenstein, Esq.
Senior Vice President, Chief Legal Officer and Secretary
705 Westech Drive
Norcross, Georgia 30092
(404) 923-3500
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

With a copy to:

Stuart G. Stein, Esq.
Daniel Keating, Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-8575

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 7 (this “Amendment”), amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Original Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by S1 Corporation, a Delaware corporation (“S1” or the “Company”), on September 13, 2011, as amended by that certain Amendment No. 1 filed with the SEC on September 16, 2011 (“Amendment No. 1”), as amended and restated in its entirety by that certain Amendment No. 2 filed with the SEC on October 13, 2011 (“Amendment No. 2”), as amended by that certain Amendment No. 3 filed with the SEC on October 18, 2011 (“Amendment No. 3”), as amended by that certain Amendment No. 4 filed with the SEC on October 25, 2011 (“Amendment No. 4”), as amended by that certain Amendment No. 5 filed with the SEC on November 1, 2011 (“Amendment No. 5”) and as amended by that certain Amendment No. 6 filed with the SEC on November 18, 2011 (“Amendment No. 6,” and, together with the Original Schedule 14D-9, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 14D-9”).

The Schedule 14D-9 relates to the exchange offer by Antelope Investment Co. LLC, a Delaware limited liability company (“Antelope”) and wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase each outstanding share of S1 common stock for, at an S1 stockholder’s election, 0.3148 shares of ACI common stock or $10.00 in cash (less applicable withholding taxes and without interest), subject to certain proration procedures, set forth in the Prospectus/Offer to Exchange, dated October 13, 2011, which forms a part of ACI’s Post-Effective Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-176557) filed with the SEC on October 13, 2011 and the related Letter of Election and Transmittal, filed with the SEC as Exhibit (a)(1)(B) to Amendment No. 8 to ACI’s Schedule TO (the “Schedule TO”) under Section 14(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed on December 1, 2011. The Schedule TO was originally filed on August 30, 2011 and the original Prospectus/Offer to Exchange, dated August 30, 2011, was filed with the SEC as Exhibit (a)(1)(A) to the Tender Offer Statement under Section 14(d)(1) of the Exchange Act, and the related Letter of Election and Transmittal, filed with the SEC as Exhibit (a)(1)(B) to the Schedule TO, set forth the terms of ACI’s and Antelope’s original exchange offer.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used in this Amendment and not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

On November 30, 2011, ACI announced that it and S1 had entered into a timing agreement with the United States Department of Justice (the “DOJ”) which, among other things, provides the DOJ additional time to review the information furnished to it by ACI and S1 in connection with the previously received second request from DOJ for information under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. ACI further announced that it had extended the exchange offer until 5:00 p.m., Eastern time, on Thursday, December 29, 2011, unless further extended.

Item 8.	Additional Information.

Item 8(d) is hereby amended and restated in its entirety as follows:

“(d) U.S. Antitrust Clearance.  Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division” and, together with the FTC, the “Antitrust Agencies”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of shares of S1 Common Stock in the Amended Exchange Offer and the Merger.

Under the HSR Act, the purchase of shares of S1 Common Stock in the Amended Exchange Offer may not be completed until the expiration of a 30 calendar day waiting period following the filing by ACI of a Premerger Notification and Report Form concerning the Amended Exchange Offer, unless the waiting period is earlier terminated by the Antitrust Agencies. ACI filed its Premerger Notification and Report Form on July 27, 2011 and subsequently withdrew the filing on August 26, 2011 and refiled it on August 29, 2011. Thereafter, ACI withdrew the filing on September 27, 2011 and refiled it on September 28, 2011. S1 filed a responsive Premerger Notification and Report Form on August 11, 2011. The HSR Act waiting period with respect to the Amended Exchange Offer would have expired at 11:59 p.m., Eastern Time, on October 28, 2011, however, on October 28, 2011, ACI, Antelope and S1 received a request for additional information from the Antitrust Division (the “Second Request”). The Second Request is a part of the Antitrust Division’s regulatory review process and has the effect of extending the waiting period for an additional period of 30 calendar days following the date of substantial compliance by ACI with the Second Request. Only one extension of the waiting period pursuant to the Second Request is authorized by the HSR Act and the rules promulgated thereunder. After that time, the waiting period could be extended only by a court order or with the parties’ consent. The Antitrust Division may terminate the waiting period before its expiration.

As of November 30, 2011, ACI and S1 had provided a substantial portion of the information requested by the Antitrust Division pursuant to the Second Request. On November 30, 2011, S1 and ACI entered into a timing agreement with the Antitrust Division pursuant to which, among other things, ACI and S1 agreed to (i) certify compliance with the Second Request by December 7, 2011, (ii) provide the Antitrust Division with written notice at least ten days prior to closing the Amended Exchange Offer and the Merger and (iii) not close the Amended Exchange Offer and the Merger prior to January 31, 2012, unless the Antitrust Division has previously notified the parties that the Antitrust Division will not oppose such closing.

S1 and ACI intend to continue to cooperate with the Antitrust Division in an effort to obtain antitrust regulatory clearance as expeditiously as possible.

The Merger will not require an additional filing under the HSR Act if ACI owns at least 50% of the outstanding shares of S1 Common Stock at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Amended Exchange Offer expires or is terminated.

At any time before or after ACI’s purchase of S1 Common Stock pursuant to the Amended Exchange Offer, the Antitrust Agencies could take such action under the antitrust laws as they deem necessary or desirable in the public interest, including seeking to enjoin the purchase of S1 Common Stock by ACI or the Merger or seeking the divestiture of S1 Common Stock acquired by ACI or the divestiture of substantial assets of ACI or its subsidiaries, or of S1 or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the parties believe that consummation of the Amended Exchange Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Amended Exchange Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the Antitrust Agencies or any state or any other person and the condition relating to antitrust matters in the Transaction Agreement is not satisfied, Antelope may not be obligated to consummate the Amended Exchange Offer.

The purchase of S1 Common Stock pursuant to the Amended Exchange Offer may also be subject to review by the antitrust authorities of various other jurisdictions under the antitrust laws of those jurisdictions. Under the

Transaction Agreement, however, the consummation of the Amended Exchange Offer is not conditioned upon receipt of any approval of any governmental authority or expiration of any waiting period under the antitrust laws of those jurisdictions, except for any failures that would reasonably be expected to have a material adverse effect on ACI or S1.”

Item 8(k) is hereby amended and restated in its entirety as follows:

“(k) ACI Announces Extension of Exchange Offer.  On November 30, 2011, ACI announced that it had extended the Amended Exchange Offer. The Amended Exchange Offer will now expire at 5:00 p.m., Eastern time, on Thursday, December 29, 2011, unless further extended.

ACI also announced that as of November 30, 2011, 36,488,324 shares of S1 Common Stock have been validly tendered in, and not withdrawn from, the Amended Exchange Offer, representing approximately 66.1% of the outstanding shares of S1 Common Stock.”

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(28)	Press Release issued by ACI Worldwide, Inc. on November 30, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by S1 Corporation on December 2, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 is true, complete and correct.

S1 Corporation

By:	/s/ Paul M. Parrish
Name:     Paul M. Parrish

Title:	Chief Financial Officer

Dated: December 2, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(28)	Press Release issued by ACI Worldwide, Inc. on November 30, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by S1 Corporation on December 2, 2011).